Exhibit 99.1

PRESS RELEASE
Brussels, 9 November 2011 – 1 / 23

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev reports Third Quarter and Nine Months 2011 Results

Except where otherwise stated, the comments below are based on organic figures and refer to 3Q11 and 9M11 versus the same periods of last year. For important disclaimers please refer to pages 2/3.

HIGHLIGHTS

•

Revenue growth: Revenue grew 3.6% in 3Q11 and 4.2% in 9M11, with revenue per hl increasing 4.0% in 3Q11 and 4.5% in 9M11. On a constant geographic basis (i.e. eliminating the impact of faster growth in countries with lower revenue per hl) revenue per hl improved 4.7% in 3Q11 and 5.3% in 9M11

•

Volume performance: Total volumes in 3Q11 decreased 0.2%, with own beer volumes decreasing 0.6% and non-beer volumes growing 6.4%. Other volumes decreased 35.0% in 3Q11 following the previously reported termination of legacy commercial products contracts in the United Kingdom in March, which has no material impact on EBITDA. In 9M11, total volumes decreased 0.1%, with own beer volumes flat and non-beer volumes growing 1.9%

•

Focus Brands: In 3Q11, our Focus Brands volumes grew 1.1%, led by Stella Artois in the United States and the United Kingdom, Budweiser and Harbin in China, Antarctica in Brazil, Quilmes in Argentina and Bud in Russia. In 9M11, our Focus Brands volumes grew 1.3%

•

Market share: In 3Q11, market share was ahead in Germany, Russia, Ukraine and China; flat in Argentina and marginally lower in Canada and the United Kingdom. In the United States, market share declined by 25 bp concentrated in sub-premium brands, while Focus Brands continued to perform well. We continue to make consistent progress with our strategy of balancing market share and profitability in Brazil and Belgium

•

Cost of Sales: Cost of Sales (CoS) increased 1.4% in 3Q11, or 1.8% per hl. In 9M11, CoS increased 2.2%, or 2.1% per hl. On a constant geographic basis, CoS per hl increased 3.0% in 3Q11 and 3.1% in 9M11

•

EBITDA: In 3Q11, EBITDA grew 12.2% in nominal terms and 5.5% organically to 3 965 million USD with a margin of 38.8%, an organic improvement of 71 bp. In 9M11, EBITDA improved 11.5% in nominal terms and 6.0% organically to 11 120 million USD with a margin of 38.1%, an organic improvement of 63 bp

•

Profit: Normalized profit attributable to equity holders of AB InBev grew 16.3% in nominal terms to 1 731 million USD in 3Q11 from 1 489 million USD in 3Q10, and by 17.5% in nominal terms to 4 490 million USD in 9M11 from 3 820 million USD in 9M10

•	Earnings per share: Normalized earnings per share (EPS) grew to 1.09 USD in 3Q11 from 0.94 USD in 3Q10. EPS in 9M11 grew to 2.82 USD from 2.40 USD in 9M10

•

Net finance costs of 814 million USD in 3Q11 include net interest expenses of 561 million USD, accretion expenses of 54 million USD, and other financial costs of 199 million USD mainly due to unrealized, non-cash currency translation impacts on intercompany balances

•

Non-recurring net finance costs of 127 million USD in 3Q11 include incremental accretion expenses of 48 million USD as a result of the early redemption of certain outstanding notes and a one-time mark-to-market adjustment of 79 million USD, as the final interest rate swaps hedges related to the combination with Anheuser-Busch became no longer effective

PRESS RELEASE
Brussels, 9 November 2011 – 2 / 23

Figure 1. Consolidated performance (million USD)

	000 000	000 000	000 000
	3Q10	3Q11	Organic growth
Total volumes (thousand hls)	106 699	107 207	-0.2%
AB InBev own beer	94 578	95 145	-0.6%
Non-beer volumes	10 733	11 388	6.4%
Third party products	1 388	674	-35.0%
Revenue	9 323	10 217	3.6%
Gross profit	5 193	5 828	5.2%
Normalized EBITDA	3 533	3 965	5.5%
Normalized EBIT	2 897	3 248	6.8%
Normalized profit attributable to equity holders of AB InBev	1 489	1 731
Profit attributable to equity holders of AB InBev	1 434	1 591

Normalized earnings per share (USD)	0.94	1.09
Earnings per share (USD)	0.90	1.00

Margins
Gross margin	55.7%	57.0%	91 bp
Normalized EBITDA margin	37.9%	38.8%	71 bp
Normalized EBIT margin	31.1%	31.8%	98 bp

	000 000	000 000	000 000
	9M10	9M11	Organic growth
Total volumes (thousand hls)	299 141	299 897	-0.1%
AB InBev own beer	262 857	264 519	0.0%
Non-beer volumes	32 374	32 890	1.9%
Third party products	3 910	2 488	-24.7%
Revenue	26 824	29 172	4.2%
Gross profit	14 865	16 552	5.9%
Normalized EBITDA	9 974	11 120	6.0%
Normalized EBIT	8 108	9 061	7.4%
Normalized profit attributable to equity holders of AB InBev	3 820	4 490
Profit attributable to equity holders of AB InBev	3 058	4 005

Normalized earnings per share (USD)	2.40	2.82
Earnings per share (USD)	1.92	2.51

Margins
Gross margin	55.4%	56.7%	88 bp
Normalized EBITDA margin	37.2%	38.1%	63 bp
Normalized EBIT margin	30.2%	31.1%	91 bp

Anheuser-Busch InBev’s 3Q11 and 3Q10, and 9M11 and 9M10 reported numbers are based on unaudited interim consolidated financial statements prepared in accordance with IFRS. Unless otherwise indicated, amounts are presented in million USD.

To facilitate the understanding of Anheuser-Busch InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business.

All references per hectoliter (per hl) exclude US non-beer activities. To eliminate the effect of geographic mix, i.e. the impact of stronger volume growth coming from countries with lower revenue per hl, and lower Cost of Sales per hl, we

PRESS RELEASE
Brussels, 9 November 2011 – 3 / 23

are also presenting, where specified, organic per hectoliter figures on a constant geographic basis. The constant geographic basis is calculated by assuming the same volume, revenue and cost of sales weighting of our businesses as in the same period of the previous year.

Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. Values in the figures and annexes may not add up, due to rounding.

3Q11 and 9M11 EPS is based upon weighted average of 1 594 million shares compared to 1 591 million shares for 3Q10 and 9M10.

MANAGEMENT COMMENTS

Anheuser-Busch InBev is pleased to report another quarter of solid EBITDA margin expansion and earnings growth. EBITDA margin has now expanded for 12 consecutive quarters, year over year, since the combination with Anheuser-Busch in 2008.

Total revenue for the company grew 3.6% in 3Q11, helped by volume growth in Brazil, Argentina and China, and supported by consistent execution of our brand building strategies across all of our markets.

Our strategy of concentrating our investment and resources on a few large brands continues to drive improvements in key brand health indicators and top line growth. Our Focus Brands continue to outperform the rest of our portfolio, with volumes growing by 1.1% in 3Q11, compared to a decline in overall own beer volumes of 0.6%.

Strong cost management and efficiencies within our breweries in 3Q11 saw Cost of Sales increase by only 1.4%, leading to gross profit growth of 5.2% and gross margin expansion of 91 bp to 57.0%.

As expected, the growth in distribution expenses continued to decelerate in 3Q11, with growth of 4.9% compared to 12.0% in HY11. As previously reported, distribution expenses this year have been impacted by a higher mix of direct distribution and transfers of product between regions in Brazil. These cost pressures continue to ease as we cycle the incremental direct distribution costs and as new capacity comes on stream in existing breweries. In addition, the new brewery in Pernambuco, in the northeast of Brazil is adding available beer capacity in November, after a small delay due to heavy rains in the region, and will further reduce the pressure on distribution expenses in 4Q11.

Overall company profitability continues to grow. In 3Q11, EBITDA margin increased 71 bp to 38.8% and in 9M11 by 63 bp to 38.1%, with 3Q11 growth in the North America, Latin America North, Latin America South and Western Europe Zones.

PRESS RELEASE
Brussels, 9 November 2011 – 4 / 23

Turning to our progress in the United States, Brazil and China:

In the United States:

The 3Q11 results were impacted by the timing of our 2011 price increase which was three weeks later than our price increase in 2010, leading to an easier volume comparable and a more challenging comparable for revenue per hectoliter.

•

Volumes: Industry volumes in 3Q11 continue to be impacted by weak consumer confidence. We estimate that industry shipments to retailers (STRs) declined by 0.4% in 3Q11 and by 1.2% in 9M11. Our shipments (STWs) declined 3.4% and STRs fell by 0.9% in 3Q11, while shipments were down 2.7% and STRs down 2.2% in 9M11.

Market share declined by an estimated 25 bp in 3Q11, concentrated in sub-premium brands, with all of our Focus Brands showing positive share trends. Bud Light, Michelob Ultra and Stella Artois all grew share, and Budweiser’s share decline continued to decelerate. We lost share in the sub-premium segment as an expected consequence of our pricing strategy to narrow the gap between our sub-premium and premium brands.

Our renovations and innovations continue to bring new news to our brands. The 8 oz sleek cans for Budweiser, Bud Light, Bud Light Lime and Michelob Ultra arrived in store in October, providing not only consumer convenience but also a useful sampling tool to the sales system. Other examples of innovation in 3Q11 include the introduction of Natty Daddy, Tilt Long Island Tea, Shock Top Pumpkin Wheat and the Shock Top sampler pack

•

Revenue management: On 3rd October we increased prices by around 3% on average, with increases varying by brand, region and package. The increase was higher on our sub-premium brands as we continue to narrow the gap to our premium brands.

Beer-only revenue per hl grew by 1.9% in 3Q11, impacted by the timing of the price increase, and 3.0% in 9M11. The brand mix contribution was neutral in 3Q11, as the anticipated trade buy-in ahead of our October price increase was skewed towards sub-premium brands which, as mentioned earlier, were subject to a larger price increase than our premium brands. The brand mix contribution was 36 bp in 9M11

•

Bud Light growth: Accelerating the growth of Bud Light is our number one priority in the United States. We estimate the brand gained 5 bp of market share in 3Q11 and 10 bp in 9M11, with key brand health indicators continuing to improve.

Although it is too early to reach conclusions, there are indications that the brand is starting to benefit from the new NFL sponsorship with the property providing rich content for branded packaging, in-stadium promotions and full 360 degree retail execution, supported by traditional and digital media. We are also launching themed thermochromatic Bud Light Lime cans to support our NFL Pro-Bowl activation.

PRESS RELEASE
Brussels, 9 November 2011 – 5 / 23

Finally, we have announced the introduction of Bud Light Platinum, a trendy blue-bottle line extension that appeals to a key group of beer drinkers and expands consumer occasions. The roll-out is planned for January 2012.

•

Budweiser stabilization: We are very pleased with the progress we are making with Budweiser, with share declines continuing to decelerate and key brand health indicators improving. We estimate that we have cut the brand’s market share decline from 42 bp in 3Q10 to 28 bp in 3Q11. The new packaging and new “bowtie can” are now available in all US markets and have been well received

•

High end growth: We are growing our share of the high end segment at an aggressive pace. Based on IRI data, our share of the segment in 9M11 has improved by 1.3 pp compared to the same period last year. Our high end shipment volumes increased 17% in 3Q11 and 19% in 9M11. Sales-to-retailers (STRs) were up 23% in 3Q11 and 19% in 9M11. So far in 2011 we have added over 330,000 additional points of distribution for our high end brands.

The STRs of our top six high end brands (Stella Artois, Beck’s, Leffe, Hoegaarden, Land Shark and Shock Top) collectively grew by 29% in 3Q11 and by 24% in 9M11, with Stella Artois, Leffe and Shock Top leading the way with STRs increasing 28%, 44% and 116%, respectively in 3Q11

In Brazil:

•

Volumes: Beer volumes in Brazil grew by 1.7% in 3Q11, against a tough comparable of 12.5% in 3Q10, helped by a recovery in the industry. As previously reported, we lost market share following our price increase in 4Q10, but year to date we have gained 150 bp of market share, reaching 69.7% at the end of September and 69.6% in 3Q11. This is the second highest third quarter market share ever achieved.

As we have said previously, 2011 will be a year focused more on revenue management than volume and we remain confident about the growth prospects for the industry in the medium and long run. We are looking forward to a stronger industry in 2012 with the benefit of an increase in the minimum wage, which should drive consumer spend. The official minimum wage formula indicates that an increase of approximately 7.5% in real terms should be implemented in January 2012. The economy will be further helped by the infrastructure spend ahead of the 2014 FIFA World Cup and 2016 Olympics

•	Revenue management: Brazil beer net revenue per hl grew 8.4% in 3Q11 and 9.5% in 9M11, driven by price increases implemented at the end of 2010 and higher direct distribution volumes

•

Focus Brands: Skol, Brahma and Antarctica are our Focus Brands in Brazil and command a consumer preference, on average, 10 pp ahead of their combined market share. This high level of consumer preference has been an important driver of our market share recovery since the end of last year. We are particularly pleased with the performance of Antarctica which has reached an all time high in terms of consumer preference and has achieved its highest market share since 1998. The launch of Antarctica Sub Zero in 2010 has been a major contributing factor to the success of the brand

PRESS RELEASE
Brussels, 9 November 2011 – 6 / 23

•

Innovation pipeline: Our pipeline remains healthy with innovations accounting for 10% of our volume in 3Q11. The recently introduced Skol 360, initially targeted at the food occasion and supported by a strong digital platform, is performing well and there are early indications of carryover benefits for the mother brand, especially in the Sao Paulo region. The new 300ml returnable glass bottle introduced for our Focus Brands is also being rolled out on a market by market basis. Finally, in 3Q11, we introduced a new Brahma can in Sao Paulo, the Copaço. The Copaço has a removable lid which provides a much larger than normal opening and is designed to give the consumer the experience of drinking from a glass but with the convenience of a can

•

Premium segment: This segment represents less than 5% of the industry and is an opportunity for long term volume and margin growth. Stella Artois grew at a rate of more than 200% in 9M11, driven by significant growth in brand equity and weighted distribution, and is complemented by our domestic premiums Original and Bohemia. We also launched Budweiser at the end of August with an initial focus on seeding and stimulating trial of the brand in Sao Paulo and Rio de Janeiro, with a full launch campaign and national availability planned for 4Q11. We are offering four presentations initially, the 600 ml returnable glass bottle, the 12 oz long neck bottle, the aluminum bottle and the 350 ml can. Sales in the first two months have exceeded expectations and we are excited about the prospects for the brand and the role it can play in the growth of the premium segment in Brazil

•

Regional growth: We continue to gain share in the north and northeast regions of the country which account for over 20% of our total beer volume in Brazil. The new brewery in Pernambuco will give us an improved footprint in the northeast, easing the pressure on capacity and logistics costs

In China:

•

Volumes: Beer volumes in China grew by 4.7% in 3Q11 and by 6.5% in 9M11 organically, with growth in our Focus Brands more than offsetting declines in our smaller local brands. Including the acquisitions of Liaoning Dalian Daxue Brewery and Henan Weixue Beer Group, beer volumes increased by 11.2% in 3Q11 and 11.2% in 9M11. We estimate we gained market share in the quarter

•

Revenue management: Beer revenue per hl growth of 11.7% in 3Q11 and 9.3% in 9M11 was primarily driven by brand mix, package mix and selective price increases, as we continue to develop our Focus Brands

•

Focus Brands: As in our other markets around the world, we follow a Focus Brands strategy in China. Our national brands Budweiser and Harbin, and our regional brand Sedrin, collectively account for almost 70% of our volume in China. All three brands are performing well, with combined growth of 13.6% in 3Q11

•

Premium segment: A key priority in China is to continue to lead the growth of the premium segment. This profitable segment accounts for less than 4% of industry volume with Budweiser holding a leadership position in the segment. In support of our premium strategy, we have also launched Stella Artois in the key cities of Shanghai, Beijing and

PRESS RELEASE
Brussels, 9 November 2011 – 7 / 23

Guangzhou and selected surrounding cities, with the focus on premium and western on-trade accounts

•

Geographic expansion: Geographic expansion is an important element of our long term strategy and helps us to maintain and expand our position in this growth market. Historically our strength has been in the northeast and southeast of the country but in recent years we have developed Budweiser and Harbin as national brands. As we expand into new geographies, with acquisitions and greenfields, we are able to make our established Budweiser and Harbin brands available to new consumers very quickly, in line with our Focus Brands strategy. During 2011 we have made two acquisitions and opened one greenfield operation

OUTLOOK

Our outlook for FY11 is as follows:

(i)	We expect volumes to gain momentum in the fourth quarter as we cycle more favorable comparables in Brazil

(ii)	We expect that continuous investments behind our brands, coupled with ongoing revenue management initiatives and improved brand mix, should allow us to deliver revenue per hl growth ahead of inflation, on a constant geographic basis

(iii)	We are expecting Cost of Sales per hl to increase by low single digits in 2011 on a constant geographic basis. Global commodity cost increases should be mitigated through the Company’s hedging strategy, procurement savings and efficiency gains in our operations

(iv)	We have identified additional efficiencies in sales and marketing expenses and are expecting the increase in FY11 to be at the lower end of our previous guidance of mid to high single digits

(v)	We are adjusting our guidance for FY11 distribution expenses per hl to increase from mid single digits to high single digits. This is due to a small delay in the opening of our new brewery in Pernambuco, caused by heavy rains in the region

(vi)	We delivered 50 million USD of Anheuser-Busch integration synergies in 3Q11 (195 million USD in 9M11) and expect to deliver at least the 270 million USD of synergies in FY11 required to bring total synergies to our commitment of 2.25 billion USD

(vii)	We now expect the average coupon on net debt in FY11 to be at the lower end of the 6.0-6.5% range provided in our previous guidance

(viii)	We are updating our guidance on the normalized effective tax rate. While we continue to expect the rate to be in the range of 25-27% in the long run, we expect the rate to be in the range of 20-22% in FY11

(ix)	Our expectation for net capital expenditure in FY11 remains at approximately 3.1 billion USD. We expect a similar level of net capital expenditure in 2012

(x)	On 30th September, approximately one third of the Company’s debt was denominated in currencies other than the US dollar, principally the euro and the Brazilian real. We remain

PRESS RELEASE
Brussels, 9 November 2011 – 8 / 23

fully committed to deleveraging and expect to reach a net debt to EBITDA ratio of below 2.50x by the end of 2011 as we progress towards reaching our target of 2.00x during the course of 2012

FOCUS BRANDS AND INNOVATION

Our Focus Brands strategy ensures that the majority of our marketing resources are directed to the brands with the greatest growth potential which today represent approximately 70% of our own beer volume. Our Focus Brands grew by 1.1% in 3Q11, ahead of total own beer volumes which declined 0.6%. Focus Brands grew 1.3% in 9M11 compared to flat total own beer volume growth.

Highlights:

•

Global brands: The combined volume of our three global brands, Budweiser, Stella Artois and Beck’s, grew by 5.8% in 3Q11 and 2.5% during 9M11, well ahead of both total Focus Brand volume growth and total own beer volume growth

•

Budweiser global volumes continue to perform very well, increasing by 6.9% in 3Q11 and by 2.5% in 9M11. Very strong results in China, supported by growth in Canada, the United Kingdom, Russia and other international markets, plus the launch in Brazil, more than offset declines in the United States where we continue to make good progress in decelerating the decline in market share. Highlights for the brand in 3Q11 include:

•

On 25th October we announced the extension of our Official Beer sponsorship for the 2018 FIFA World Cup Russia™ and the 2022 FIFA World Cup Qatar™. This agreement builds on the existing 25 year-old partnership with the FIFA World Cup™. We will also have the opportunity to leverage our portfolio of beers by extending local sponsorship rights to our leading brands in selected football markets, including, but not limited to Brahma (Brazil), Hasseröder (Germany), Jupiler (Belgium and the Netherlands), Quilmes (Argentina) and Harbin (China), as we did during the 2010 FIFA World Cup South Africa™

•

Budweiser, as sponsor of the FA Cup in the UK for the next three years, made sporting history in August when it facilitated the first ever live broadcast of a soccer game on Facebook. The opening game of the 2011 FA Cup competition was streamed live to thousands of fans

•

Business Week and the research firm Interbrand have named Budweiser the highest ranking beer brand in their 12th annual “Best of Global Brands” report. The brand’s overall ranking improved one position in 2011 to number 29, well ahead of its beer industry competitors

•	Budweiser won the gold medal at the Stockholm beer festival in the low bitter lager category and a Silver Effie, a global symbol of achievement, for the Pool Ball campaign in Argentina

•	Stella Artois grew by 6.8% globally in 3Q11 and by 4.3% in 9M11, driven by strong growth in the United States, Brazil and the United Kingdom. The brand has also continued

PRESS RELEASE
Brussels, 9 November 2011 – 9 / 23

to gain share in Argentina, supported by the launch of the Chalice can. Highlights for the brand in 3Q11 include:

•	In Brazil, the brand grew by more than 200% in 9M11 and is the fastest growing brand in the premium segment

•	The importance of the brand to the Argentinean premium market was recognized by holding the 2011 Stella Artois Draught Masters competition in Buenos Aires at the end of October

•	The brand was launched in China in 3Q11, as mentioned earlier

•

At the recent APG Creative Strategy Awards in the United Kingdom, an event which recognizes creative brand building strategies, the Stella Artois “She” campaign won the award for the best global campaign

•

Stella Artois Cidre, launched in the United Kingdom in April, continues to exceed our expectations. The brand has a 16% share of the Off-trade premium cider market, according to Nielsen, after just six months

•

The Beck’s brand decreased 0.7% in 3Q11 and grew by 0.6% in 9M11, driven by results in Germany, China and the United Kingdom. The brand’s latest campaign, the Green Box Project, is helping volume performance in key launch markets

•

Other innovations in 3Q11 included the rollout of thermochromatic cans for Brahma in Paraguay and Becker in Chile, a new Beck’s Vier bottle in the United Kingdom, a new bottle design for Hasseröder, Hasseröder Vier (4%), Hasseröder Schwarz and Franziskaner Royal (Premium) in Germany, Hertog Jan Oerblond in the Netherlands, the launch of Lowenbrau Dunkel (a dark variant), Bagbier Bock (a dark variant) and redesigned BagBier PET 1.5L and 2.5L bottles in Russia, redesigned Chernigivske PET bottles in Ukraine and the launch of Harbin Ice GD and Harbin 1900 Treasure in China

•

We are also making significant progress in the ability of our Focus Brands to connect more directly with their respective consumer base in the digital media landscape (for example social media and customer relationship management). During the first nine months of 2011, over 14 million consumers have elected to become a “fan” or to be included in our Focus Brands databases. Considering that an average fan has about 100-150 friends, our Focus Brands now have the ability to reach hundreds of millions of potential consumers with proprietary content

PRESS RELEASE
Brussels, 9 November 2011 – 10 / 23

OPERATING PERFORMANCE

Detailed segment information for the 3Q11 and 9M11 financial performance are provided in Annex 1 and Annex 2 of the press release.

Figure 2. Volumes (thousand hls)

					Organic growth
	3Q10	Scope	Organic growth	3Q11	Total volume	Own beer volume
North America	34 750	-244	-1 073	33 433	-3.1%	-3.2%
Latin America—North	28 773	-154	968	29 587	3.4%	2.0%
Latin America—South	7 357	—	166	7 523	2.3%	2.6%
Western Europe	8 311	-17	-369	7 925	-4.5%	-0.8%
Central and Eastern Europe	8 369	—	-804	7 565	-9.6%	-9.6%
Asia Pacific	17 405	1 138	815	19 358	4.7%	4.7%
Global Export and Holding Companies	1 734	23	60	1 817	3.4%	3.4%
AB InBev Worldwide	106 699	745	-237	107 207	-0.2%	-0.6%

					Organic growth
	9M10	Scope	Organic growth	9M11	Total volume	Own beer volume
North America	99 930	-413	-2 623	96 894	-2.6%	-2.7%
Latin America—North	85 136	-516	589	85 210	0.7%	0.2%
Latin America—South	23 322	—	495	23 816	2.1%	3.4%
Western Europe	24 058	-17	-739	23 302	-3.1%	-0.2%
Central and Eastern Europe	21 002	—	-797	20 205	-3.8%	-3.7%
Asia Pacific	40 648	1 902	2 716	45 266	6.7%	6.7%
Global Export and Holding Companies	5 045	69	90	5 204	1.8%	1.7%
AB InBev Worldwide	299 141	1 024	-269	299 897	-0.1%	0.0%

North America (NA)

North American total volumes decreased 3.1% in 3Q11 and 2.6% in 9M11.

In the United States, shipment volumes decreased 3.4% in 3Q11 and 2.7% in 9M11, as weak consumer confidence continued to impact the beer industry. Domestic US beer selling-day adjusted sales-to-retailers (STRs) decreased 0.9% in 3Q11 and 2.2% in 9M11. The difference between shipments and STRs in 3Q11 is due to buying-in by the trade ahead of our price increase on 3rd October 2011. Our price increase in 2010 was implemented three weeks earlier on 13th September 2010. For the full year we expect shipments and STRs to be closely aligned in absolute terms.

We estimate market share in the United States declined by 25 bp in 3Q11 when compared to 3Q10. We gained share with Bud Light, Michelob Ultra and our high end portfolio and saw continued improvements for Budweiser. As expected, we lost share in sub-premium as a consequence of our strategy to close the price gap between our sub-premium and premium brands in 4Q10. In our latest price increase on 3rd October we have continued to narrow this gap.

PRESS RELEASE
Brussels, 9 November 2011 – 11 / 23

United States beer-only revenue per hl grew by 1.9% in 3Q11 and by 3.0% in 9M11. The 3Q11 result was impacted by our 2011 price increase which was three weeks later than our price increase in 2010, leading to a difficult comparable.

In Canada, the industry recovered in 3Q11 and our beer volumes grew 0.6% in 3Q11, but fell 2.1% in 9M11 reflecting the industry weakness at the beginning of the year.

Zone EBITDA in 3Q11 grew 3.0% to 1 818 million USD with margin expansion of 142 bp to 44.5%. Revenue growth of 2.9% per hl was partially offset by a 1.5% per hl increase in input costs, with commodity price pressures being partially compensated by efficiencies and synergy savings. EBITDA increased 2.3% to 5 051 million USD in 9M11 with margin expansion of 79 bp to 42.8%.

Latin America North (LAN)

Volumes in 3Q11 grew 3.4%, with beer volumes growth of 2.0% and soft drinks up 7.2%. In 9M11, total volumes increased 0.7%, with beer volumes up 0.2% and soft drinks growing 1.9%.

In Brazil, beer volumes grew 1.7% in 3Q11 and decreased by 0.2% in 9M11, with the market showing signs of improvement. Market share at the end of 3Q11 was below the level of the previous year as a consequence of our price increase in 4Q10. However, year to date we have recovered market share driven by continued investments in our brands and disciplined sales execution. In September, market share reached 69.7%.

LAN revenue per hl grew 6.5% in 3Q11 and 7.7% in 9M11, driven by price increases implemented in Brazil at the end of 2010 and a higher proportion of direct distribution volumes. The increase in CoS per hl slowed to a growth of 2.9% in 3Q11 and 6.4% for 9M11, mainly resulting from lower aluminum can costs in 3Q11 compared to last year.

EBITDA in 3Q11 rose 13.1% to 1 355 million USD with margin expansion of 129 bp to 47.5%, as revenue growth and lower administrative expenses outweighed higher input costs and distribution expenses. EBITDA reached 3 911 million USD in 9M11, a growth of 11.7%, with margin expansion of 137 bp to 47.7%.

Latin America South (LAS)

Total volumes increased 2.3% in 3Q11, with beer volume growth of 2.6% and non-beer volume growth of 1.7%. In 9M11, total volumes increased 2.1%, with beer volume growth of 3.4% and non-beer volume growth of 0.1%.

Beer volumes in Argentina grew 5.7% in 3Q11 driven by industry growth. The premium segment continued to expand and Stella Artois strengthened its leading position growing by high single digits in 3Q11. The Quilmes brand was supported with strong communication and market activities. In 9M11, beer volumes in Argentina rose 5.1%.

EBITDA grew 25.2% to 254 million USD in 3Q11, with EBITDA margin expansion of 55 bp to 42.4% with revenue per hl growth offsetting higher Cost of Sales, distribution expenses, and sales and marketing investments. In 9M11 EBITDA rose 22.1% to 799 million USD with margin contraction of 70 bp to 44.0%.

PRESS RELEASE
Brussels, 9 November 2011 – 12 / 23

Western Europe (WE)

Own beer volumes in 3Q11 declined 0.8%, and total volumes declined 4.5% due mainly to the termination of legacy commercial products contracts in the United Kingdom. In 9M11, own beer volumes decreased 0.2%, with total Zone volumes down 3.1%.

Own beer volumes in Belgium decreased 7.4% in 3Q11 as the industry was impacted by an exceptionally cold and rainy summer period. In 9M11, own beer volumes grew 0.5%.

In Germany, own beer volumes grew 1.4% in 3Q11 due to the relisting of our products by a major retail customer and a strong performance of our Focus Brands, leading to market share gains. In 9M11 own beer volumes increased 4.4%.

In the United Kingdom, own beer volumes in 3Q11, excluding cider, grew by 0.8%, impacted by poor summer weather. In 9M11, own beer volumes, excluding cider, decreased 6.9%, impacted by a difficult comparable due to the 2010 FIFA World Cup. Stella Artois Cidre continued to perform well ahead of expectations.

EBITDA declined 4.8% to 328 million USD in 3Q11 with margin improvement of 109 bp to 31.9%. This improvement was mainly driven by fixed cost management and gross profit growth following the termination of legacy commercial products contracts. Excluding the impact of these contracts, revenue per hl would have increased by 1.5% in 3Q11 and increased 1.6% in 9M11, and Cost of Sales per hl would have increased by 1.1% in 3Q11 and by 0.4% in 9M11. EBITDA grew 0.7% in 9M11 to 916 million USD.

Central and Eastern Europe (CEE)

CEE volumes decreased 9.6% in 3Q11 and 3.8% in 9M11.

In Russia, volumes fell 9.9% in 3Q11 and 5.3% in 9M11 with difficult volume comparisons due to an exceptionally hot summer in 2010 and buying-in at the end of 3Q10 ahead of our excise tax-related price increase. We estimate industry volumes fell by more than 10% in 3Q11. However, we gained market share by volume and by value in 3Q11, driven by our Focus Brands Klinskoe and Bud. Klinskoe performed particularly well, supported by a new campaign. The brand is now the second largest brand in Russia, reaching a share of more than 6%, with the Klinskoe Svetloe half-liter bottle presentation now the largest selling SKU in the market. Bud continues to grow after its launch in May 2010 and now has a market share of over 0.8%.

In Ukraine, beer volumes decreased 9.1% in 3Q11 and 1.5% in 9M11, driven by a weak industry and tough volume comparables. Market share gains in 3Q11 and 9M11 were driven by our main brand Chernigivske, which was supported by the launch of new brand graphics, the introduction of PUB lager and the Chezz line extension in 3Q11.

PRESS RELEASE
Brussels, 9 November 2011 – 13 / 23

EBITDA declined 33.8% to 84 million USD in 3Q11 as a result of lower volumes, higher input costs and higher distribution expenses. In 9M11, EBITDA decreased 28.7% to 183 million USD.

Asia Pacific (APAC)

Asia Pacific volumes grew 4.7% in 3Q11 and 6.7% in 9M11.

In China, we estimate we gained market share in 3Q11 with beer volumes increasing by 4.7% and by 6.5% in 9M11. Our Focus Brands of Budweiser, Harbin and Sedrin grew by 13.6% in 3Q11 and 14.5% in 9M11, more than offsetting declines in our smaller local brands.

APAC EBITDA grew 3.7% to 140 million USD in 3Q11 and 14.1% to 291 million USD in 9M11, with strong revenue growth being offset by higher Cost of Sales and operating expenses associated with our expansion. Revenue per hl growth in China of 11.7% in 3Q11 and 9.3% in 9M11 was mainly driven by improved brand mix as a result of strong Focus Brands growth, package mix and selective price increases.

Global Export and Holding Companies (GEHC)

GEHC reported EBITDA of -13 million USD in 3Q11 and -31 million USD in 9M11.

CONSOLIDATED INCOME STATEMENT

Figure 3. Consolidated Income Statement (million USD)

	3Q10	Scope	Currency translation	Organic growth	3Q11	Organic growth
Revenue	9 323	8	554	332	10 217	3.6%
Cost of sales	-4 130	-13	-188	-58	-4 389	-1.4%
Gross profit	5 193	-5	366	273	5 828	5.2%
Distribution expenses	-753	1	-66	-36	-855	-4.9%
Sales and marketing expenses	-1 231	-33	-83	-40	-1 387	-3.2%
Administrative expenses	-480	-1	-37	18	-500	3.8%
Other operating income/expenses	168	-3	14	-17	162	-10.5%
Normalized profit from operations (normalized EBIT)	2 897	-41	194	197	3 248	6.8%
Non-recurring items above EBIT	-9				-40
Net finance cost	-594				-814
Non-recurring net finance cost	-49				-127
Share of results of associates	162				200
Income tax expense	-547				-434
Profit	1 860				2 033
attributable to equity holders of AB InBev	1 434				1 591
attributable to non-controlling interests	426				442

Normalized EBITDA	3 533	5	232	195	3 965	5.5%
Normalized profit attributable to equity holders of AB InBev	1 489				1 731

PRESS RELEASE
Brussels, 9 November 2011 – 14 / 23

	9M10	Scope	Currency translation	Organic growth	9M11	Organic growth
Revenue	26 824	-49	1 262	1 134	29 172	4.2%
Cost of sales	-11 959	23	-428	-256	-12 620	-2.2%
Gross profit	14 865	-25	835	878	16 552	5.9%
Distribution expenses	-2 128	5	-151	-201	-2 475	-9.5%
Sales and marketing expenses	-3 530	-73	-183	-141	-3 927	-3.9%
Administrative expenses	-1 475	3	-79	61	-1 490	4.1%
Other operating income/expenses	376	-6	32	—	401	-0.1%
Normalized profit from operations (normalized EBIT)	8 108	-96	453	597	9 061	7.4%
Non-recurring items above EBIT	-192				-144
Net finance cost	-2 013				-2 240
Non-recurring net finance cost	-721				-490
Share of results of associates	395				462
Income tax expense	-1 372				-1 230
Profit	4 205				5 419
attributable to equity holders of AB InBev	3 058				4 005
attributable to non-controlling interests	1 147				1 414

Normalized EBITDA	9 974	13	535	598	11 120	6.0%
Normalized profit attributable to equity holders of AB InBev	3 820				4 490

Revenue

Consolidated revenue improved 3.6% to 10 217 million USD in 3Q11, with revenue per hl growth of 4.0%. Consolidated revenue in 9M11 increased 4.2% to 29 172 million USD, or 4.5% per hl. On a constant geographic basis (i.e. eliminating the impact of faster growth in countries with lower revenue per hl), revenue growth per hl was 4.7% in 3Q11 and 5.3% in 9M11.

Cost of Sales (CoS)

3Q11 Cost of Sales (CoS) increased 1.4% in 3Q11, and 1.8% per hl. On a constant geographic basis, CoS per hl increased 3.0% in 3Q11, driven by commodity and packaging costs in Latin America South, Asia Pacific and Central and Eastern Europe. Cost increases were partially reduced by the benefits of terminating legacy commercial products contracts in Western Europe, the implementation of best practice programs and procurement savings in North America. In 9M11, CoS increased 2.2% and 2.1% per hl. On a constant geographic basis, 9M11 CoS per hl increased 3.1%.

Operating expenses

Total operating expenses increased 3.3% in 3Q11 and 4.1% in 9M11:

•

Distribution expenses increased 4.9% in 3Q11, a deceleration from 14.6% in 1Q11 and 9.7% in 2Q11 resulting in a 9M11 growth of 9.5%. This increase was driven by higher labor costs in Latin America South and investments in direct distribution in Latin America North and Central and Eastern Europe. In Brazil, distribution expense increases slowed in 3Q11 with new capacity coming on stream in existing breweries, reducing the need for transhipment of product

•	Sales and marketing expenses increased 3.2% in 3Q11 and 3.9% in 9M11, with greater brand investments across our business being offset by savings in non-working money, specifically in North America

PRESS RELEASE
Brussels, 9 November 2011 – 15 / 23

•	Administrative expenses decreased by 3.8% in 3Q11 and by 4.1% in 9M11, with fixed cost savings across our business, lower accruals for variable compensation and the timing of certain expenses

•	Other operating income was 162 million USD in 3Q11 compared to 168 million USD in 3Q10, and 401 million USD in 9M11 compared to 376 million USD in 9M10

Non-recurring items above EBIT

Figure 4. Non-recurring items above EBIT (million USD)

	-660	-660	-660	-660
	3Q10	3Q11	9M10	9M11
Restructuring (including impairment losses)	-36	-67	-218	-223
Business and asset disposal (including impairment losses)	27	28	26	83
Acquisition costs business combinations	—	-1	—	-4

Impact on profit from operations	-9	-40	-192	-144

Normalized profit from operations excludes negative non-recurring items of 40 million USD in 3Q11 and 144 million USD in 9M11, primarily due to restructuring costs, partially offset by asset disposal gains.

Net finance costs

Figure 5. Net finance costs (million USD)

	3Q10	3Q11	9M10	9M11
Net interest expense	-664	-561	-2 049	-1 837
Accretion expense	-35	-54	-113	-148
Other financial results	105	-199	149	-255
Net finance costs	-594	-814	-2 013	-2 240

Mark-to-market adjustment	- 49	-79	-531	-246
Accelerated accretion expense	—	-48	-190	-63
Other financial results	—	—	—	-181
Non-recurring net finance costs	-49	-127	-721	-490

	-643	-941	-2 734	-2 730

•

Net finance costs (excluding non-recurring finance costs) of 814 million USD in 3Q11 compares to 594 million USD in 3Q10, and 2 240 million USD in 9M11 compares to 2 013 million USD in 9M10. Lower net interest expenses in 3Q11 and 9M11 mainly result from reduced net debt levels. Other financial results of negative 199 million USD in 3Q11 were mainly due to unrealized, foreign exchange translation losses on intercompany payables and loans following the BRL depreciation. Given the nature of these intercompany payables and loans, the non-cash currency translation impact is reported in the profit & loss account. This impact is economically offset by foreign exchange translation gains on foreign operations that are reported in equity. In 3Q10, the 105 million USD positive result was primarily due to gains from derivative contracts related to our share-based payment programs and favorable currency translation fluctuations

•

Non-recurring net financing costs of 127 million USD in 3Q11 include incremental accretion expenses of 48 million USD as a result of the early redemption of certain outstanding notes and a one-time mark-to-market adjustment of 79 million USD, as the final interest rate swaps hedges related to the combination with Anheuser-Busch became

PRESS RELEASE
Brussels, 9 November 2011 – 16 / 23

no longer effective. Non-recurring net finance costs of 490 million USD in 9M11 also include 195 million USD as result of the early redemption of 1.25 billion USD notes in 2Q11, mostly due to the fact that the redemption price of these notes differed from their amortized cost, incremental accretion expenses of 12 million USD and a one-time mark-to-market adjustment of 156 million USD in 1Q11 as a result of repayment and refinancing of the 2010 senior bank facilities. While accretion expenses are non-cash, the cash equivalent of the negative mark-to-market adjustment will be spread over the period 2011 to 2014

Share of results of associates

3Q11 recorded a share of results of associates of 200 million USD compared to 162 million USD in 3Q10, and 462 million USD in 9M11 compared to 395 million USD in 9M10, attributable to the results of Grupo Modelo in Mexico.

Income tax expense

Figure 6. Income tax expense (million USD)

	3Q10	3Q11	9M10	9M11
Tax expense	547	434	1 372	1 230
Effective tax rate	24.3%	19.2%	26.5%	19.9%
Normalized effective tax rate	23.8%	19.2%	24.8%	20.3%

The tax rate decreased in 9M11 compared to 9M10 primarily due to a profit mix shift to countries with lower marginal tax rates, incremental income tax benefits in Brazil and favorable outcomes on tax claims. Additionally, the 9M10 tax rate was unfavorably impacted by the non-deductibility of certain non-recurring financial charges associated with the refinancing and repayment of our senior facilities. The company continues to benefit at the AmBev level from the impact of interest on equity payments and tax deductible goodwill from the merger between InBev Holding Brazil and AmBev in July 2005 and the acquisition of Quinsa in August 2006.

Profit attributable to non-controlling interest

Profit attributable to non-controlling interest was 442 million USD in 3Q11, an increase from 426 million USD in 3Q10. Profit attributable to non-controlling interest in 9M11 was 1 414 million USD, an increase from 1 147 million USD in 9M10.

3Q11 and 9M11 profit

Normalized profit attributable to equity holders of Anheuser-Busch InBev was 1 731 million USD in 3Q11, compared to 1 489 million USD in 3Q10, and 4 490 million USD in 9M11, compared to 3 820 million USD in 9M10.

PRESS RELEASE
Brussels, 9 November 2011 – 17 / 23

3Q11 and 9M11 EPS

Figure 7. Earnings per share

	$00000.00	$00000.00	$00000.00	$00000.00
	3Q10	3Q11	9M10	9M11
Normalized earnings per share (USD)	0.94	1.09	2.40	2.82
Non-recurring items, after taxes, attributable to equity holders of AB InBev, per share	-0.01	-0.02	-0.06	-0.05
Non-recurring finance cost, after taxes, attributable to equity holders of AB InBev, per share	-0.03	-0.07	-0.42	-0.26

Basic earnings per share (USD)	0.90	1.00	1.92	2.51

Normalized EPS for 3Q11 was 1.09 USD, compared to 0.94 USD in 3Q10. Normalized EPS in 9M11 was 2.82 USD, compared to 2.40 USD in 9M10.

Reconciliation between normalized EBITDA and profit attributable to equity holders

Figure 8. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)

	$00000.00	$00000.00	$00000.00	$00000.00
	3Q10	3Q11	9M10	9M11
Profit attributable to equity holders of AB InBev	1 434	1 591	3 058	4 005
Non-controlling interests	426	442	1 147	1 414
Profit	1 860	2 033	4 205	5 419
Income tax expense	547	434	1372	1 230
Share of results of associates	-162	-200	-395	-462
Non-recurring net finance cost	49	127	721	490
Net finance cost	594	814	2 013	2 240
Non-recurring items (incl. non-recurring impairment)	9	40	192	144
Normalized EBIT	2 897	3 248	8 108	9 061
Depreciation, amortization, and impairment	636	717	1 866	2 059
Normalized EBITDA	3 533	3 965	9 974	11 120

Normalized EBITDA and normalized EBIT are measures utilized by Anheuser-Busch InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of Anheuser-Busch InBev: (i) non-controlling interest; (ii) income tax expense; (iii) share of results of associates; (iv) net finance cost; (v) non-recurring net finance cost; (vi) non-recurring items above EBIT (including non-recurring impairment); and (vii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and Anheuser-Busch InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies

PRESS RELEASE
Brussels, 9 November 2011 – 18 / 23

RECENT EVENTS

On 25 October 2011, Anheuser-Busch InBev announced the extension of its Official Beer sponsorship for the 2018 FIFA World Cup Russia™ and the 2022 FIFA World Cup Qatar™. This agreement, which builds further on the existing 25 year-old partnership with the FIFA World Cup™, will ensure that Budweiser will serve as the Official Beer of the FIFA World Cup™ for the ninth and tenth time, in 2018 and 2022 respectively. The sponsorship agreement means that Anheuser-Busch InBev has global sponsorship rights for all editions of the FIFA World Cup™ and the FIFA Confederations Cup™ up to and including the 2022 edition of the tournament.

The 2011 third quarter (3Q11) financial data set out in Figures 3 to 8 of this press release have been extracted from the group’s unaudited condensed consolidated interim financial statements as of and for the nine months ended 30 September 2011, which have been reviewed by our statutory auditors PricewaterhouseCoopers Bedrijfsrevisoren BCVBA in accordance with the standards of the Public Company Accounting Oversight Board (United States). The auditors concluded that, based on their review, nothing had come to their attention that caused them to believe that those interim financial statements were not presented fairly, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”, as issued by the IASB and as adopted by the European Union.

Annexes

•	Annex 1: Third Quarter 2011 (3Q11) segment information

•	Annex 2: Nine Months 2011 (9M11) segment information

Agenda for 9 November 2011

•

Conference call and webcast 3Q11 results for investors and analysts 3.00 p.m. CET / 2.00 p.m. GMT / 9.00 a.m. EST—full registration details are available at: http://www.ab-inbev.com/go/investors/events_calendar/3Q2011_results.cfm

Disclaimer:

This release contains certain forward-looking statements reflecting the current views of the management of AB InBev with respect to, among other things, AB InBev’s strategic objectives, business prospects, future financial condition, budgets, projected levels of production, projected costs and projected levels of revenues and profits, and the synergies it is able to achieve. These statements involve risks and uncertainties. The ability of AB InBev to achieve these objectives and targets is dependent on many factors some of which may be outside of management’s control. In some cases, words such as “believe”, “intend”, “expect”, “anticipate”, “plan”, “target”, “will” and similar expressions to identify forward-looking statements are used. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect AB InBev’s current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons including the risks described under Item 3.D of AB InBev's annual report on Form 20-F filed with the US Securities and Exchange Commission on 13 April 2011. AB InBev cannot assure you that the future results, level of activity, performance or achievements of AB InBev will meet the expectations reflected in the forward-looking statements. Moreover, neither AB InBev nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements. Unless AB InBev is required by law to update these statements, AB InBev will not necessarily update any of these statements after the date of this release, either to confirm the actual results or to report a change in its expectations.

PRESS RELEASE
Brussels, 9 November 2011 – 19 / 23

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depositary Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world's top five consumer products companies. A true consumer-centric, sales driven organization, AB InBev manages a portfolio of well over 200 beer brands that includes global flagship brands Budweiser®, Stella Artois® and Beck’s®, fast growing multi-country brands like Leffe® and Hoegaarden®, and strong “local champions” such as Bud Light®, Skol®, Brahma®, Quilmes®, Michelob®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, and Jupiler®, among others. In addition, the company owns a 50 percent equity interest in the operating subsidiary of Grupo Modelo, Mexico's leading brewer and owner of the global Corona® brand. AB InBev’s dedication to heritage and quality is rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, which traces its origins back to 1852 in St. Louis, USA. Geographically diversified with a balanced exposure to developed and developing markets, AB InBev leverages the collective strengths of its approximately 114 000 employees based in operations in 23 countries across the world. The company strives to be the Best Beer Company in a Better World. In 2010, AB InBev realized 36.3 billion US dollar revenue. For more information, please visit: www.ab-inbev.com.

Anheuser-Busch InBev Contacts:

Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +32-16-27-69-65 E-mail: karen.couck@ab-inbev.com	Thelke Gerdes Tel: +32-16-27-68-88 E-mail: thelke.gerdes@ab-inbev.com

PRESS RELEASE
Brussels, 9 November 2011 – 20 / 23

Annex 1

	$0000.00	$0000.00	$0000.00	$0000.00	$0000.00	$0000.00
AB InBev Worldwide	3Q10	Scope	Currency translation	Organic growth	3Q11	Organic growth
Total volumes (thousand hls)	106 699	745	—	-237	107 207	-0.2%
of which AB InBev own beer	94 578	1 123	—	-556	95 145	-0.6%
Revenue	9 323	8	554	332	10 217	3.6%
Cost of sales	-4 130	-13	-188	-58	-4 389	-1.4%
Gross profit	5 193	-5	366	273	5 828	5.2%
Distribution expenses	-753	1	-66	-36	-855	-4.9%
Sales and marketing expenses	-1 231	-33	-83	-40	-1 387	-3.2%
Administrative expenses	-480	-1	-37	18	-500	3.8%
Other operating income/expenses	168	-3	14	-17	162	-10.5%
Normalized EBIT	2 897	-41	194	197	3 248	6.8%
Normalized EBITDA	3 533	5	232	195	3 965	5.5%
Normalized EBITDA margin	37.9%				38.8%	71	bp

	$0000.00	$0000.00	$0000.00	$0000.00	$0000.00	$0000.00
North America	3Q10	Scope	Currency translation	Organic growth	3Q11	Organic growth
Total volumes (thousand hls)	34 750	-244	—	-1 073	33 433	-3.1%
Revenue	4 076	-28	49	-11	4 086	-0.3%
Cost of sales	-1 806	28	-12	29	-1 760	1.6%
Gross profit	2 270	—	37	18	2 326	0.8%
Distribution expenses	-207	-3	-8	12	-206	5.7%
Sales and marketing expenses	-431	-2	-6	17	-423	3.9%
Administrative expenses	-124	-1	-1	8	-118	6.6%
Other operating income/expenses	14	—	—	4	19	31.2%
Normalized EBIT	1 522	-5	22	59	1 598	3.9%
Normalized EBITDA	1 746	-5	24	52	1 818	3.0%
Normalized EBITDA margin	42.8%				44.5%	142	bp

	$0000.00	$0000.00	$0000.00	$0000.00	$0000.00	$0000.00
Latin America – North	3Q10	Scope	Currency translation	Organic growth	3Q11	Organic growth
Total volumes (thousand hls)	28 773	-154	—	968	29 587	3.4%
Revenue	2 315	-18	323	231	2 851	10.1%
Cost of sales	-794	-20	-103	-50	-967	-6.4%
Gross profit	1 521	-38	220	181	1 884	11.9%
Distribution expenses	-278	6	-38	-32	-342	-11.7%
Sales and marketing expenses	-289	—	-37	-17	-343	-6.0%
Administrative expenses	-128	2	-15	4	-137	3.4%
Other operating income/expenses	92	-1	12	2	106	2.7%
Normalized EBIT	918	-31	142	139	1 168	15.0%
Normalized EBITDA	1 051	7	158	139	1 355	13.1%
Normalized EBITDA margin	45.4%				47.5%	129	bp

	$0000.00	$0000.00	$0000.00	$0000.00	$0000.00	$0000.00
Latin America – South	3Q10	Scope	Currency translation	Organic growth	3Q11	Organic growth
Total volumes (thousand hls)	7 357	—	—	166	7 523	2.3%
Revenue	480	—	6	113	600	23.6%
Cost of sales	-199	—	-1	-45	-245	-22.6%
Gross profit	281	—	6	68	355	24.3%
Distribution expenses	-39	—	—	-13	-52	-32.4%
Sales and marketing expenses	-59	—	-1	-13	-73	-21.1%
Administrative expenses	-21	—	-1	3	-19	12.1%
Other operating income/expenses	-3	—	—	2	-1	56.1%
Normalized EBIT	159	—	4	47	210	29.6%
Normalized EBITDA	199	—	5	50	254	25.2%
Normalized EBITDA margin	41.4%				42.4%	55	bp

PRESS RELEASE
Brussels, 9 November 2011 – 21 / 23

Annex 1

	$0000.00	$0000.00	$0000.00	$0000.00	$0000.00	$0000.00
Western Europe	3Q10	Scope	Currency translation	Organic growth	3Q11	Organic growth
Total volumes (thousand hls)	8 311	-17	—	-369	7 925	-4.5%
of which AB InBev own beer	7 502	-5	—	-63	7 434	-0.8%
Revenue	999	-2	109	-80	1 025	-8.0%
Cost of sales	-468	1	-43	85	-424	18.3%
Gross profit	531	-1	66	5	601	1.0%
Distribution expenses	-99	—	-11	8	-103	7.7%
Sales and marketing expenses	-172	—	-22	-10	-203	-5.8%
Administrative expenses	-76	—	-9	16	-69	20.8%
Other operating income/expenses	33	—	—	-27	6	-81.7%
Normalized EBIT	216	-1	24	-8	232	-3.8%
Normalized EBITDA	308	-1	35	-15	328	-4.8%
Normalized EBITDA margin	30.9%				31.9%	109	bp

Central and Eastern Europe	3Q10	Scope	Currency translation	Organic growth	3Q11	Organic growth
Total volumes (thousand hls)	8 369	—	—	-804	7 565	-9.6%
Revenue	516	—	27	-15	528	-2.9%
Cost of sales	-256	—	-14	-27	-297	-10.6%
Gross profit	260	—	13	-42	231	-16.2%
Distribution expenses	-58	—	-4	-3	-65	-5.5%
Sales and marketing expenses	-103	—	-7	-3	-113	-2.8%
Administrative expenses	-26	—	-2	7	-21	26.1%
Other operating income/expenses	—	—	—	—	—	—
Normalized EBIT	74	—	—	-42	32	-56.3%
Normalized EBITDA	122	—	3	-41	84	-33.8%
Normalized EBITDA margin	23.7%				15.8%	-756	bp

Asia Pacific	3Q10	Scope	Currency translation	Organic growth	3Q11	Organic growth
Total volumes (thousand hls)	17 405	1 138	—	815	19 358	4.7%
Revenue	569	55	33	101	757	17.0%
Cost of sales	-308	-24	-18	-59	-409	-19.1%
Gross profit	261	31	15	42	348	14.7%
Distribution expenses	-44	-3	-3	-9	-59	-20.9%
Sales and marketing expenses	-131	-31	-7	-16	-186	-10.5%
Administrative expenses	-35	-3	-3	-20	-61	-56.4%
Other operating income/expenses	19	—	1	2	22	10.8%
Normalized EBIT	70	-6	3	-2	65	-2.2%
Normalized EBITDA	127	3	6	5	140	3.7%
Normalized EBITDA margin	22.2%				18.5%	-241	bp

Global Export and Holding Companies	3Q10	Scope	Currency translation	Organic growth	3Q11	Organic growth
Total volumes (thousand hls)	1 734	23	—	60	1 817	3.4%
Revenue	369	1	7	-7	370	-1.8%
Cost of sales	-299	2	2	8	-287	2.7%
Gross profit	69	3	9	1	83	1.6%
Distribution expenses	-27	—	-2	1	-28	4.4%
Sales and marketing expenses	-45	—	-3	2	-46	3.5%
Administrative expenses	-70	—	-6	1	-75	1.0%
Other operating income/expenses	12	-1	1	-1	10	-9.8%
Normalized EBIT	-61	1	-2	4	-58	6.1%
Normalized EBITDA	-20	1	1	5	-13	26.3%

PRESS RELEASE
Brussels, 9 November 2011 – 22 / 23

Annex 2

AB InBev Worldwide	9M10	Scope	Currency translation	Organic growth	9M11	Organic growth
Total volumes (thousand hls)	299 141	1 024	—	-269	299 897	-0.1%
of which AB InBev own beer	262 857	1 726	—	-64	264 519	0.0%
Revenue	26 824	-49	1 262	1 134	29 172	4.2%
Cost of sales	-11 959	23	-428	-256	-12 620	-2.2%
Gross profit	14 865	-25	835	878	16 552	5.9%
Distribution expenses	-2 128	5	-151	-201	-2 475	-9.5%
Sales and marketing expenses	-3 530	-73	-183	-141	-3 927	-3.9%
Administrative expenses	-1 475	3	-79	61	-1 490	4.1%
Other operating income/expenses	376	-6	32	—	401	-0.1%
Normalized EBIT	8 108	-96	453	597	9 061	7.4%
Normalized EBITDA	9 974	13	535	598	11 120	6.0%
Normalized EBITDA margin	37.2%				38.1%	63	bp

North America	9M10	Scope	Currency translation	Organic growth	9M11	Organic growth
Total volumes (thousand hls)	99 930	-413	—	-2 623	96 894	-2.6%
Revenue	11 738	-102	103	53	11 792	0.5%
Cost of sales	-5 341	102	-25	84	-5 180	1.6%
Gross profit	6 397	—	78	138	6 612	2.2%
Distribution expenses	-594	-8	-19	15	-606	2.6%
Sales and marketing expenses	-1 205	-2	-13	-36	-1 255	-3.0%
Administrative expenses	-408	-1	-4	27	-385	6.7%
Other operating income/expenses	41	—	—	-4	37	-10.2%
Normalized EBIT	4 231	-11	43	140	4 403	3.3%
Normalized EBITDA	4 902	-13	48	114	5 051	2.3%
Normalized EBITDA margin	41.8%				42.8%	79	bp

Latin America – North	9M10	Scope	Currency translation	Organic growth	9M11	Organic growth
Total volumes (thousand hls)	85 136	-516	—	589	85 210	0.7%
Revenue	6 859	-58	818	574	8 194	8.4%
Cost of sales	-2 287	-54	-259	-160	-2 761	-7.1%
Gross profit	4 572	-112	559	414	5 433	9.1%
Distribution expenses	-784	17	-95	-115	-978	-15.0%
Sales and marketing expenses	-864	4	-94	-24	-979	-2.9%
Administrative expenses	-396	7	-36	48	-376	12.5%
Other operating income/expenses	211	-1	29	49	288	23.4%
Normalized EBIT	2 738	-86	363	372	3 388	13.5%
Normalized EBITDA	3 125	16	403	366	3 911	11.7%
Normalized EBITDA margin	45.6%				47.7%	137	bp

Latin America – South	9M10	Scope	Currency translation	Organic growth	9M11	Organic growth
Total volumes (thousand hls)	23 322	—	—	495	23 816	2.1%
Revenue	1 460	—	4	351	1 815	24.0%
Cost of sales	-583	—	2	-140	-721	-24.0%
Gross profit	877	—	5	211	1 094	24.1%
Distribution expenses	-119	—	2	-38	-156	-32.4%
Sales and marketing expenses	-166	—	-1	-36	-204	-21.8%
Administrative expenses	-53	—	-1	-4	-57	-7.4%
Other operating income/expenses	-5	—	—	—	-6	-1.4%
Normalized EBIT	534	—	5	133	671	24.9%
Normalized EBITDA	650	—	6	144	799	22.1%
Normalized EBITDA margin	44.5%				44.0%	-70	bp

PRESS RELEASE
Brussels, 9 November 2011 – 23 / 23

Annex 2

	$0000.00	$0000.00	$0000.00	$0000.00	$0000.00	$0000.00
Western Europe	9M10	Scope	Currency translation	Organic growth	9M11	Organic growth
Total volumes (thousand hls)	24 058	-17	—	-739	23 302	-3.1%
of which AB InBev own beer	21 737	18	—	-42	21 713	-0.2%
Revenue	2 975	-2	207	-159	3 021	-5.3%
Cost of sales	-1 390	1	-84	196	-1 278	14.1%
Gross profit	1 585	-1	123	37	1 743	2.3%
Distribution expenses	-299	—	-22	5	-315	1.8%
Sales and marketing expenses	-539	—	-41	-10	-590	-1.9%
Administrative expenses	-224	—	-17	19	-221	8.6%
Other operating income/expenses	58	—	—	-40	18	-69.2%
Normalized EBIT	581	-1	43	12	635	2.0%
Normalized EBITDA	848	-1	63	6	916	0.7%
Normalized EBITDA margin	28.5%				30.3%	182	bp

	$0000.00	$0000.00	$0000.00	$0000.00	$0000.00	$0000.00
Central and Eastern Europe	9M10	Scope	Currency translation	Organic growth	9M11	Organic growth
Total volumes (thousand hls)	21 002	—	—	-797	20 205	-3.8%
Revenue	1 265	—	45	61	1 371	4.8%
Cost of sales	-668	—	-23	-77	-768	-11.6%
Gross profit	597	—	22	-16	603	-2.7%
Distribution expenses	-145	—	-7	-29	-180	-19.9%
Sales and marketing expenses	-273	—	-12	-34	-319	-12.4%
Administrative expenses	-76	—	-4	9	-72	11.3%
Other operating income/expenses	2	—	—	-2	—	-94.0%
Normalized EBIT	105	—	-1	-72	32	-68.5%
Normalized EBITDA	251	—	4	-72	183	-28.7%
Normalized EBITDA margin	19.9%				13.3%	-635	bp

	$0000.00	$0000.00	$0000.00	$0000.00	$0000.00	$0000.00
Asia Pacific	9M10	Scope	Currency translation	Organic growth	9M11	Organic growth
Total volumes (thousand hls)	40 648	1 902	—	2 716	45 266	6.7%
Revenue	1 394	115	73	241	1 823	16.6%
Cost of sales	-775	-38	-42	-162	-1 017	-20.9%
Gross profit	619	76	31	80	806	11.7%
Distribution expenses	-106	-4	-6	-26	-143	-24.9%
Sales and marketing expenses	-353	-75	-16	1	-442	0.3%
Administrative expenses	-104	-4	-7	-44	-158	-42.0%
Other operating income/expenses	30	—	1	1	32	2.0%
Normalized EBIT	86	-6	4	11	95	13.1%
Normalized EBITDA	240	5	12	34	291	14.1%
Normalized EBITDA margin	17.2%				16.0%	-36	bp

	$0000.00	$0000.00	$0000.00	$0000.00	$0000.00	$0000.00
Global Export and Holding Companies	9M10	Scope	Currency translation	Organic growth	9M11	Organic growth
Total volumes (thousand hls)	5 045	69	—	90	5 204	1.8%
Revenue	1 133	-2	13	12	1 156	1.1%
Cost of sales	-915	14	4	2	-895	0.3%
Gross profit	218	12	17	14	261	6.3%
Distribution expenses	-80	—	-5	-12	-97	-15.4%
Sales and marketing expenses	-130	—	-6	-2	-138	-1.8%
Administrative expenses	-214	—	-11	5	-221	2.4%
Other operating income/expenses	39	-5	1	-4	32	-11.0%
Normalized EBIT	-167	7	-4	1	-163	0.6%
Normalized EBITDA	-43	5	—	7	-31	17.7%